SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for May 23, 2017

Buenos Aires, April 4, 2017

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for May 23, 2017

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’) to present the documentation of the referred Shareholders’ Meeting summoned for May 23, 2017.

We hereby attach:

a)	The Notice of Summons of the Ordinary and Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors with respect to the matters submitted for the consideration of the Shareholders’ Meeting.

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING

The Shareholders are summoned to a General Ordinary and Extraordinary Meeting to be held on May 23, 2017, at 10 a.m. on the first call, at the corporate offices at Ave. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA:

1.    Appointment of two shareholders to approve and sign the Meeting Minutes.

2.	Appointment of two regular Directors and two alternate Directors to complete the mandate of the resigning Directors.
3.	Election of one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the mandate of the resigning members of the Supervisory Committee.
4.	Consideration of the corporate reorganization by which (contingent on regulatory approvals and the fulfillment of other conditions), Sofora Telecomunicaciones S.A. (‘Sofora’), Nortel Inversora S.A. (‘Nortel’) and Telecom Personal S.A. (‘Telecom Personal’) as absorbed companies will merge into Telecom Argentina S.A. (‘Telecom Argentina’) as surviving company (hereinafter, ‘the Merger’), in accordance with the provisions of section 82 and subsequent sections of the General Corporations Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’). Consideration of the the Special Individual Merger Financial Statements of Telecom Argentina as of December 31, 2016, and the Special Consolidated Merger Financial Statements of Sofora, Nortel, Telecom Argentina and Telecom Personal as of December 31, 2016, with the respective Reports of the Supervisory Committee and the Independent Auditors. Consideration of the Preliminary Merger Agreement made by and between Telecom Argentina, as surviving company, and Sofora, Nortel y Telecom Personal, as absorbed companies, on March 31, 2017. Consider the conversion of up to 161,039,447 Class ‘A’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, into the same number of Class ‘B’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, to be delivered to the holders of Preferred B Shares of Nortel. Amendment of sections Four, Five and Nine of the Corporate Bylaws. Authorization to sign the Definitive Merger Agreement.
5.	Granting of the required authorizations to submit applications to the control agencies for all approvals and authorizations required to complete the Merger and the amendment of the Corporate Bylaws, and to carry out all the filings and formalities that are necessary to obtain the respective registrations.

THE BOARD OF DIRECTORS

Note 1: Items 2 and 3 on the Agenda will be addressed in accordance with the rules applicable to Ordinary Shareholders’ Meetings, and the rest of the items will be addressed in accordance with the rules applicable to Extraordinary Shareholders’ Meetings and with section 244 of the General Corporations Law.

Note 2: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificate is May 17, 2017, at 5 p.m.

Note 3: Hard copies of documentation to be discussed at the Shareholders’ Meeting will be available within the regulatory deadlines at the place and time stated in Note 2, and it will be also available at Telecom Argentina’s website: www.telecom.com.ar.

Note 4: Pursuant to the provisions of section 22 of Chapter II, Title II of CNV Rules, at the time of registration and at the time of attending the Meeting, all the details of the shareholders and their representatives should be submitted. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

Mariano M. Ibañez

Chairman

FREE TRANSLATION

TELECOM ARGENTINA S.A.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING SUMMONED FOR MAY 23, 2017 REGARDING THE ITEMS OFTHE AGENDA.

Proposal for the first item of the agenda:

It is proposed to the Shareholders’ Meeting the designation of the two shareholders that register the higher number of shares to participate in the Meeting to approve and sign the Minutes.

Proposal for the second item of the agenda:

The Board refrains from making a proposal regarding the persons to be appointed as regular and alternate Directors. The Shareholders who shall propose the designation of Directors are reminded of the need to inform the Meeting if the nominees qualify as ‘independent’ or ‘non-independent’ Directors in accordance with CNV Rules.

Proposal for the third item of the agenda:

The Board refrains from making a proposal regarding the persons to be appointed as regular and alternate members of the Supervisory Committee. The Shareholders who shall propose the designations of members of the Supervisory Committee are reminded that section 79 of Law 26,831 sets forth: ‘In companies with publicly listed shares or negotiable obligations, all members of the Supervisory Committee shall qualify as independent,’ and therefore they must inform the Meeting if the nominees qualify as ‘independent’ in accordance with CNV Rules.

Proposal for the fourth item of the agenda:

The proposal for the Meeting is to ‘approve the corporate reorganization by which, contingent on regulatory approvals and the fulfillment of other conditions, Sofora Telecomunicaciones S.A. (‘Sofora’), Nortel Inversora S.A. (‘Nortel’) and Telecom Personal S.A. (‘Telecom Personal’) as absorbed companies will merge into Telecom Argentina S.A. (‘Telecom Argentina) as surviving company (hereinafter, ‘the Merger’), in accordance with the provisions of section 82 and subsequent sections of the General Corporations Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’), as well as all the financial statements and other documents associated with the corporate reorganization on the Agenda. Additionally, approve the conversion of up to 161,039,447 Class ‘A’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, into the same number of Class ‘B’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, to be delivered to the holders of Preferred B Shares of Nortel and the amendment of sections Four, Five and Nine of the Corporate Bylaws, according to the proposal by the

Board of Directors. Finally, it is proposed to the Shareholders’ Meeting to grant authorization to Mariano Ibáñez, Baruki Luis Alberto González and Pedro Chomnalez for each and any of them alternatively to sign the Definitive Merger Agreement on behalf of Telecom Argentina’.

Proposal for the fifth item of the agenda:

The proposal for the Meeting is to ‘delegate to the Chairman, Mr. Mariano Ibáñez, the appointment of the persons authorized to submit applications to the control agencies for all approvals and authorizations required to complete the Merger and the amendment of the Corporate Bylaws, and to carry out all the filings and formalities necessary to obtain the respective registrations’.

Sincerely,

Mariano M. Ibañez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 5, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations